APPROVAL OF ENDORSMENT TO FIDELITY BOND POLICY

WHEREAS, on November 22, 2013, the Board approved the Trust’s fidelity bond policy in the amount of $300,000; and

WHEREAS, based on increased assets in the Trust and pursuant to Rule 17g-1 of the 1940 Act, the Trust’s current fidelity bond policy should be increased from $300,000 to $600,000.

NOW, THEREFORE, BE IT:

RESOLVED, that the increase to the Trust’s current fidelity bond from $300,000 to $600,000, as presented and discussed at the Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust’s funds;

FURTHER RESOLVED, that the Secretary of the Trust be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the allocation of payment of premiums for the Trust’s fidelity bond by the existing series of the Trust (the “Existing Series”) on the basis of each such Existing Series’ relative net assets be, and it hereby is, approved; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

FEDERAL INSURANCE COMPANY

Endorsement No. 4

Bond Number: 82341062

NAME OF ASSURED:  ALPS SERIES TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT

1. Employee	$600,000	$0
2. On Premises	$600,000	$5,000
3. In Transit	$600,000	$5,000
4. Forgery or Alteration	$600,000	$5,000
5. Extended Forgery	$600,000	$5,000
6. Counterfeit Money	$600,000	$5,000
7. Threats to Person	$600,000	$5,000
8. Computer System	$600,000	$5,000
9. Voice Initiated Funds Transfer Instruction	$600,000	$5,000
10. Uncollectible Items of Deposit	$600,000	$5,000
11. Audit Expense	$600,000	$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on August 18, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 3, 2014	By
Authorized Representative

ICAP Bond Form 17-02-1582 (Ed. 5-98)	Page 1